Exhibit 99.1


                                TECHNOPRISES LTD.
                    (FORMERLY KNOWN AS BVR TECHNOLOGIES LTD.)

          NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS (THE "MEETING")

       Notice is hereby given that an Annual General Meeting of the Shareholders of Technoprises Ltd. (the "Company" or "Technoprises") will be held at the offices of the Company, 12 Raoul Wallenberg St., Tel Aviv, Israel, on Monday, May 31, 2004, at 15:00 p.m. (local time) to approve and act on the following proposals:

PROPOSAL 1

       TO REPLACE the existing Articles of Association of the Company with new Articles of Association in the form attached as Annex A hereto (the "New Articles").

The New Articles give effect to the following resolutions.
The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 2

       TO APPROVE, RATIFY AND CONFIRM the following actions approved at the previous General Meeting held on February 18, 2004(the "Previous Meeting"): (i) The Split of all of the Company's issued and un-issued Ordinary Shares, as of the date of the Previous Meeting, such that every 1 Ordinary Share, nominal value NIS 0.50, was split into 50 Ordinary Share, nominal value NIS 0.01 each (the "Split"), such that the authorized share capital of the Company after the Split was NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company after the Split was NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS
0.01 each. (ii) After the Split the cancellation of 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS 0.01 each (the "Cancellation"), such that after such Cancellation (and prior to the capital increase and share issuances approved at the Previous Meeting), the authorized share capital of the Company shall was NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company was 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

The foregoing resolution shall not result in a change in the number of Ordinary shares currently held by each shareholder.


The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 3

       TO CONVERT all of the Company's issued and un-issued Ordinary Shares, nominal value 0.01 each, into Ordinary Shares non par value each (respectively, the "Conversion" and "Ordinary Shares").

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 4

       TO INCREASE the Company's authorized share capital by 300,000,000 Ordinary Shares, non par value each (the "Increase").

       Following the Conversion, and Increase the Company's authorized share capital shall be 500,000,000 Ordinary Shares, non par value each and the issued share capital of the Company shall be 120,877, 010 Ordinary Shares.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 5

         TO CONSOLIDATE all of the Company's issued and un-issued Ordinary Shares, such that every 4-8 Ordinary Shares, non par value each (as shall be determined by the Board of Directors), shall be consolidated into 1 Ordinary Share, non par value each (the "Consolidation"). To authorize the Board of Directors to determine the ratio of the Consolidation, within the range of 4-8 Ordinary Shares into 1 Ordinary Share (the "Consolidation Range"), and to effect the Consolidation within a period of six months following the date of the Meeting (the "Consolidation Period"). A consolidation not within the Consolidation Range or Consolidation Period will require an approval by an additional General Meeting. All fractional shares that result from the Consolidation will be rounded to the nearest whole Ordinary Share. Following the execution of the Consolidation, to amend Section 11 of the New Articles in accordance with the Consolidation.

         The Board of Directors believes that the decrease in the number of Ordinary Shares outstanding as a consequence of the Consolidation and the resulting anticipated increase in the prices at which the Company's Ordinary Shares trade may encourage interest in the Company's Ordinary Shares and possibly promote greater liquidity for the Company's Ordinary Shares. There can be no assurance, however, that such effects will occur or that the purchase price level of the Ordinary Shares immediately after the Consolidation will be maintained for any period of time. To that effect, the Board of Directors intends to consult with stock market specialists about the recommended timing and ratio for effecting the Consolidation, prior to determining the actual timing and ratio in which to effect the Consolidation.

         The exercise price and the number of shares issuable pursuant to certain outstanding warrants of the Company will automatically be adjusted in accordance with the Consolidation.

         Following the execution of the Conversion, the Increase and the Consolidation (collectively: the "Capital Restructure"), shareholders will be notified and requested to surrender their old share certificates for certificates representing Ordinary Shares as of following the Capital Restructure ("New Shares"). Until so surrendered, each certificate representing Ordinary Shares, as of prior to the Capital Restructure, will be deemed for all corporate purposes after such execution to evidence ownership of New Shares, in the appropriate reduced number. The transfer agent for the Company is American

Stock Transfer and Trust Company. Shareholders holding Company shares in "street name" through a bank, broker or other nominee will effect the Capital Restructure for their beneficial owners.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 6

         TO APPROVE, RATIFY AND CONFIRM the appointment the following new directors of the Company's Board of Directors: (i) Adam Ofek and Prosper Abitbol
- for the period of the coming three years (until the third Annual Meeting of the Company's Shareholders following this Meeting) (an appointment for such period is permissible under the provisions of the New Articles); and (ii) Steve Cohn, Michel Habib, and Jerry Cahn, - for the coming year (until the next Annual Meeting). Steve Cohn and Michel Habib are regarded as Independent Directors under the SEC and ACC regulations.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

PROPOSAL 7

         TO APPROVE the appointment of Yossi Zelikovsky [Israeli I.D. 029640380] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

     The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) ("the Non Controlling Shareholders Present"); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

PROPOSAL 8

         TO APPROVE the appointment of Lea Siegel [Israeli I.D. 1762521 ] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The

External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

     The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that/; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) ("the Non Controlling Shareholders Present"); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

PROPOSAL 9

         TO RATIFY APPROVE AND CONFIRM the appointment BDO Israel (Ziv Haft & Co.), as the independent public auditors of the Company for completion of the auditing of the Company's financial statements for the year ending on December 31, 2003 and as the independent public auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the volume and nature of their services, as the Board of Directors may deem fit in their sole discretion. The Board of Directors is authorized to delegate all authority authorized hereunder to the Company's audit committee.

The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting and voting thereon.

PROPOSAL 10

         TO RATIFY APPROVE AND CONFIRM the reservation of a pool of 24,000,000 Ordinary Shares of the Company (the "Option Pool"), which will be designated for future grants of options to purchase Ordinary shares of the Company to employees, directors, officers and consultants of the Company and its subsidiaries ("Options"), all under terms of an Option Plan which will be approved by the Company's Board of Directors. The Company's Board of directors is authorized to resolve with respect to future allocation and grants of Options out of the Option Pool (subject to the applicable law).

The above resolution requires the affirmative vote of more than fifty percent
    (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

PROPOSAL 11

TO REVIEW AND DISCUSS the Company's consolidated financial statements for the year ended on December 31, 2003.

Your Board of Directors recommends that you vote "FOR" all proposals above detailed.

Shareholders of record at the close of business on April 28, 2004 (the "Record Date") will be entitled to notice of, and to vote at the meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Shareholders on the Record Date alone shall be eligible to vote at the Meeting or at any adjournments thereof.

Each Ordinary Share entitles the holder thereof to vote on all of the proposals put to the vote.


YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF COMPANY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO MARK, DATE, SIGN AND MAIL THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED STAMPED ENVELOPE.


                                             By Order of the Board of Directors


                                             TECHNOPRISES LTD.
                                             Prosper Abitbol, Chairman


Date: April 28, 2004

                                 PROXY STATEMENT

                                ----------------

                                TECHNOPRISES LTD.
                    (FORMERLY KNOWN AS BVR TECHNOLOGIES LTD.)

                             12 RAOUL WALLENBERG ST.

                                TEL AVIV, ISRAEL

                            TELEPHONE: 972-3-7665100

                               FAX: 972-3-6444207


                                ----------------



                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 31, 2004


         The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Technoprises Ltd. (the "Company" or "Technoprises") for use at the Company's Annual Meeting of Shareholders (the "Meeting") to be held on Monday, May 31, 2004, at 15:00 p.m. (local time) or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, nominal value New Israeli Shekels ("NIS") 0.10 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted for the proposals put to the vote.

         The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about April 30, 2004. The Company may also solicit proxies by telephone, facsimile and personal interview.

         The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

         The shareholders of record at the close of business on April 28, 2004 (the "Record Date") will be entitled to vote at the Meeting or any adjournment thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournment thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

         Two shareholders who hold or represent together at least 51% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding a meeting, any two shareholders present in person or by proxy shall constitute a quorum.

         PROPOSAL 1 - NEW ARTICLES

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO REPLACE the existing Articles of Association of the Company with new Articles of Association in the form attached as Annex A hereto (the "New Articles").

The New Articles give effect to the following resolutions.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 2 - RATIFICATION OF SPLIT AND CANCELLATION OF SHARE CAPITAL

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO APPROVE, RATIFY AND CONFIRM the following actions approved at the previous General Meeting (the "Previous Meeting"): (i) The Split of all of the Company's issued and un-issued Ordinary Shares, as of the date of the Previous Meeting, such that every 1 Ordinary Share, nominal value NIS 0.50, was split into 50 Ordinary Share, nominal value NIS 0.01 each (the "Split"), such that the authorized share capital of the Company after the Split was NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company after the Split was NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS 0.01 each. (ii) After the Split the cancellation of 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS
    0.01 each (the "Cancellation"), such that after such Cancellation (and prior to the capital increase and share issuances approved at the Previous Meeting), the authorized share capital of the Company shall was NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company was 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

The above resolution requires the affirmative vote of more than fifty percent
    (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 3 - CONVERSION OF SHARE CAPITAL

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO CONVERT all of the Company's issued and un-issued Ordinary Shares, nominal value 0.01 each, into Ordinary Shares non par value each (respectively, the "Conversion" and "Ordinary Shares").

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 4 - INCREASE OF SHARE CAPITAL

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO INCREASE the Company's authorized share capital by 300,000,000 Ordinary Shares, non par value each (the "Increase").

    Following the Conversion, and Increase the Company's authorized share capital shall be 500,000,000 Ordinary Shares, non par value each and the issued share capital of the Company shall be 120,877, 010 Ordinary Shares.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 5 - CONSOLIDATION OF SHARE CAPITAL

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO CONSOLIDATE all of the Company's issued and un-issued Ordinary Shares, such that every 4-8 Ordinary Shares, non par value each (as shall be determined by the Board of Directors), shall be consolidated into 1 Ordinary Share, non par value each (the "Consolidation"). To authorize the Board of Directors to determine the ratio of the Consolidation, within the range of 4-8 Ordinary Shares into 1 Ordinary Share (the "Consolidation Range"), and to effect the Consolidation within a period of six months following the date of the Meeting (the "Consolidation Period"). A consolidation not within the Consolidation Range or Consolidation Period will require an approval by an additional General Meeting. All fractional shares that result from the Consolidation will be rounded to the nearest whole Ordinary Share. Following the execution of the Consolidation, to amend Section 11 of the New Articles in accordance with the Consolidation.

The above resolution requires the affirmative vote of more than seventy five percent (75%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 6 - APPOINTMENT OF DIRECTORS

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO APPROVE, RATIFY AND CONFIRM the appointment the following new directors of the Company's Board of Directors: (i) Adam Ofek and Prosper Abitbol - for the period of the coming three years (until the third Annual Meeting of the Company's Shareholders following this Meeting) (an appointment for such period is permissible under the provisions of the New Articles); and (ii) Steve Cohn, Michel Habib, and Jerry Cahn, - for the coming year (until the next Annual Meeting). Steve Cohn and Michel Habib are regarded as Independent Directors under the SEC and ACC regulations.

The above resolution requires the affirmative vote of more than fifty (50%) of the shares represented at the Meeting, in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 7 - APPOINTMENT OF EXTERNAL DIRECTOR

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO APPROVE the appointment of Yossi Zelikovsky [Israeli I.D. 029640380] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

     The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) ("the Non Controlling Shareholders Present"); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

       PROPOSAL 8 - APPOINTMENT OF EXTERNAL DIRECTOR

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO APPROVE the appointment of Lea Siegel [Israeli I.D.1762521 ] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

     The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon, provided that; (i) at least 1/3 of the votes in favor of the resolution are of shareholders who are not Controlling Shareholders (as such term is defined in the Law) (abstained votes shall not be counted for such purpose) ("the Non Controlling Shareholders Present"); or (ii) the aggregate votes against the resolution out of the Non Controlling Shareholders Present shall not exceed 1% of the aggregate voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.

         PROPOSAL 9 - APPOINTMENT OF AUDITORS

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO RATIFY APPROVE AND CONFIRM the appointment BDO Israel (Ziv Haft & Co.), as the independent public auditors of the Company for completion of the auditing of the Company's financial statements for the year ending on December 31, 2003 and as the independent public auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the volume and nature of their services, as the Board of Directors may deem fit in their sole discretion. The Board of Directors is authorized to delegate all authority authorized hereunder to the Company's audit committee.

         The above resolution requires the affirmative vote of more than fifty percent (50%) of the shares represented at the Meeting and voting thereon.

The Board of Directors recommends that the shareholders vote "FOR" this Proposal.

         PROPOSAL 10 - OPTION POOL

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

TO RATIFY APPROVE AND CONFIRM the reservation of a pool of 24,000,000 Ordinary Shares of the Company (the "Option Pool"), which will be designated for future grants of options to purchase Ordinary shares of the Company to employees, directors, officers and consultants of the Company and its subsidiaries ("Options"), all under terms of an Option Plan which will be approved by the Company's Board of Directors. The Company's Board of directors is authorized to resolve with respect to future allocation and grants of Options out of the Option Pool (subject to the applicable law).

The above resolution requires the affirmative vote of more than fifty percent
    (50%) of the shares represented at the Meeting, present in person or by proxy, and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS
PROPOSAL.